northern rock

ACS/PNH 24 JAN 07

NORTHERN ROCK GROUP TREASURY
Northern Rock plc
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
Telephone 0845 600 8401
Facsimile 0191 279 4694 / 6517 / 6518
DX 60350 Gosforth 2

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

[redacted]

07023175

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission Preliminary Results for Year Ended 31 December 2006

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Preliminary Results for the Year Ended 31 December 2006.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

82-35026

NORTHERN ROCK PLC

PRELIMINARY RESULTS

YEAR ENDED 31 DECEMBER 2006

northern rock

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP ANNUAL RESULTS

24 January 2007

Northern Rock plc today issued its Preliminary Results for the year ended 31 December 2006.

HIGHLIGHTS

Operating Performance

- Record gross lending of £33.0 billion - an increase of 22.7%, with record net lending of £16.6 billion - an increase of 14.2%.

- Share of UK gross mortgage lending of 8.3%, with share of redemptions of 5.9% - generating a net market share of 13.4%. Closing share of stock of UK mortgages of 7.1%.

- Total underlying assets of £100.5 billion - an increase of 23.9% from December 2005. Risk weighted assets increased by 17.2%.

- Credit quality remained robust throughout the year. 0.42% (31 December 2005 - 0.39%) of mortgage accounts 3 months or more in arrears - under half of industry average.

- Well balanced funding mix with strong retail savings net intake of £2.5 billion, four successful mortgage backed securitisation issues, raising net £10.5 billion, covered bond net intake of £2.7 billion and net non-retail funding of £2.9 billion.

Profits

- Statutory Profit Before Tax of £626.7 million up by 26.8% compared with 2005. Statutory Profit Attributable to Shareholders of £394.5 million, up by 31.2%.

- Underlying Profit Before Tax of £587.7 million up by 16.5% compared with 2005. Underlying Profit Attributable to Shareholders of £367.0 million, up by 19.1%.

Costs

- Statutory Cost to Income ratio improved to 27.3% (from 30.2% in 2005). Underlying Cost to Income ratio improved to 28.4% (from 29.8% in 2005).

- Cost to Asset ratio improved to 0.31% (from 0.34% in 2005).

Shareholder Value

- Statutory Return on Equity of 23.5% and 21.9% on an underlying basis. Strategic target range increased to 20% - 25%.

- Statutory EPS of 94.6p - an increase of 30.5%. Underlying EPS of 88.1p - an increase of 18.6%.

- Final dividend per share of 25.3p - giving a total dividend per share of 36.2p, an increase of 20.3%.

- Our IRB application under Basle II is progressing well and it is anticipated that the approval process will be completed during the first half of 2007.

Social Responsibility

- The Northern Rock Foundation - supporting charitable causes - to receive £31.4 million, making a total of £175 million since flotation in 1997.

Adam J Applegarth, Chief Executive, said:

"Underlying Attributable Profit grew by 19.1% to £367.0 million, tangible evidence that our profit performance is moving to the centre of our strategic underlying target growth of 20% + / - 5%. Our likely future profit profile and the implementation of Basle II means that our strategic target for Return on Equity is increased to 20% - 25%.

We have low levels of arrears, strong credit risk management and a low risk balance sheet. We do not expect to see a significant deterioration in overall credit quality going forward, given the current economic environment.

Our capital ratios remain strong, enhanced by the issue of £400 million preference shares and we remain well positioned to begin to take advantage of the introduction of Basle II during 2007. We have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth. The proposed total dividend for 2006 amounts to 36.2p an increase of 20.3% over the 2005 total dividend. This reflects our confidence that Northern Rock's business model remains robust and continues to deliver growth in shareholder value."

OPERATIONAL REVIEW

Introduction

Following the introduction of International Financial Reporting Standards (IFRS), the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

Overview

Underlying Profit Attributable to Shareholders rose by 19.1% compared with 2005 - in line with our stated objective of growth in underlying Profit Attributable to Shareholders moving to the centre of our strategic target range. Underlying Return on Equity at 21.9% means that this metric has remained well within our strategic target range for the last 6 years. Given the likely future profit profile and Basle II's implementation, the Return on Equity target range is lifted to 20% - 25%.

At 31 December 2006, our statutory and underlying assets exceeded £100 billion. The growth in underlying assets in 2006 was 23.9% (2005 - 24.9%) consistent with our medium term aim of achieving asset growth towards the middle of the strategic range of 20% + / - 5%.

Estimated gross residential lending market share at 8.3% for the full year reflected a stronger second half performance, with an 8.7% share compared with 7.8% in the first half. Our estimated market share of redemptions at 5.9% remained well below our estimated closing share of UK mortgage balances of 7.1% resulting in an estimated share of the UK's net residential lending of 13.4% for the year. Our estimated net lending share of 14.5% in the second half was also higher than the 12.2% achieved in the first half. These statistics confirm our ability to achieve balance sheet growth targets in a competitive mortgage market without having to significantly increase our market share of gross lending. They also reflect the growing success of our customer retention proposition. Commercial lending and standalone personal unsecured lending grew more slowly reflecting our low appetite for risk. Asset quality also remained robust across all loan portfolios.

All of our funding arms performed well during 2006, with improvements in pricing for issues from both our securitisation and covered bond programmes. Following the second Whinstone transaction (with its transference of residual risk from within the Granite securitisation programme) in the first half of the year our senior unsecured credit rating was increased to A+ by Standard & Poor's in August 2006.

Lending

During 2006 Northern Rock again achieved record levels of total lending. Total gross lending was £32,989 million, an increase of 22.7% (2005 - £26,879 million), with total net lending of £16,621 million, an increase of 14.2% (2005 - £14,555 million). Prospects for 2007 are good, with a total opening pipeline of £6,230 million (1 January 2006 - £5,300 million) including a residential lending pipeline of £5,815 million (1 January 2006 - £4,779 million), an increase of 21.7%.

The composition of our lending portfolios has continued to be low risk. At 31 December 2006, 90% of our loans to customers were residential secured loans (31 December 2005 - 90%), 2% commercial

Lending (continued)

secured loans (31 December 2005 - 2%) and 8% (31 December 2005 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

£ millions	Residential	Commercial	Unsecured	Total
2006				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,292	1,560	7,277	86,129
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
Closing balances	62,257	1,523	5,789	69,569

Note: Gross and net lending represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

Residential – UK market

The UK residential lending market remained buoyant throughout 2006 resulting in estimated gross lending for the year of £346 billion, an increase of 20% over the £288 billion seen in 2005. Gross lending associated with house moving represented around 60% of lending with 40% driven by remortgage activity. Remortgage activity reflects increased market liquidity following the removal of overhanging early repayment charges. Estimated UK residential net lending in 2006 at £110.4 billion represented an increase of 21% (2005 - £91.3 billion) supported by higher levels of house moving and average house price inflation of around 10%.

The buy to let market continues to be strong, representing approximately 10% of UK gross residential lending. This market will continue to be supported by demand, particularly from pre first time buyers, for student accommodation and from migrant workers.

We expect gross lending in 2007 to be a little higher than 2006, with house price inflation broadly in line with increases in earnings. Lending volumes will continue to be supported by favourable economic conditions, healthy volumes of housing transactions, buy to let and continued remortgage business. These conditions will provide a substantial and robust gross lending market for us to be able to achieve our lending targets.

Residential – Northern Rock performance

We achieved gross residential lending of £28,972 million (2005 - £23,618 million) and net residential lending of £15,090 million (2005 - £13,350 million), representing increases of 22.7% and 13.0% respectively. The following table sets out our market share statistics for each of the last four years:

Residential lending market shares	2003 FY	2004 FY	2005 FY	2006 H1	2006 H2 (estimated)	2006 FY (estimated)
Gross lending	5.4%	6.8%	8.1%	7.8%	8.7%	8.3%
Redemptions	4.1%	4.5%	5.1%	5.9%	5.9%	5.9%
Net lending	7.7%	11.2%	14.5%	12.2%	14.5%	13.4%
Closing balances	4.8%	5.5%	6.4%	6.7%	7.1%	7.1%

Lending (continued)

The table above shows the success at growing gross market share and containing levels of redemptions through our customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers. Our approach to customer retention, which is unique amongst the major volume mortgage lenders, means that we do not need to significantly grow our gross lending volumes from new customers to achieve our stated asset growth targets. We intend to improve our retention performance in respect of home movers both for direct business and through intermediaries.

Our distribution network continues to evolve as our business grows. In 2006, 89% of our mortgage business was sourced via the intermediary market (2005 - 90%) with 90% of this business being conducted on-line by the end of the year, benefiting service levels and operational efficiency. We will continue to develop our on-line facilities and intend to roll out e-commerce options for direct and product transfer customers during 2007.

We will continue to strengthen our key account relationships with major intermediary groups as well as opening up opportunities with new intermediaries. At the same time we intend to increase our branch sales network to up to 100 branches over the next 3 to 4 years, with new branches in major centres of population. We will also continue to invest in our Northern Rock Direct telephone operation to enhance our direct lending activities.

We offer customers a wide range of innovative and attractive products comprising lifestyle products and traditional price-led products with a planned mix of approximately 40% and 60% of new lending respectively. Most of our products have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays provided that their account is fully up to date.

Our lifestyle products, which are margin enhancing, comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Residential Buy to Let lending is focussed on lending to small portfolio borrowers rather than single applicant landlords. An analysis of lifestyle lending is set out in the following table:

Lifestyle lending	**Together**	**Lifetime**	**Buy to Let**	**Total**
2006				
% share of new lending	31.4%	0.9%	7.3%	39.6%
% share of closing balances	23.4%	2.7%	5.7%	31.8%
2005				
% share of new lending	28.7%	1.4%	7.1%	37.2%
% share of closing balances	20.6%	3.0%	4.9%	28.5%

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 33.0% (2005 - 25.3%) of total new lending accounted for by short term fixed rate products up to two years, and 22.5% (2005 - 28.8%) by longer term fixes, normally up to five years. The increased demand for short term fixed rate products reflected customer demand for protection against anticipated increases in interest rates.

Overall, the profile of our new lending has remained low risk despite strong growth in volumes. Lending to first time buyers remained stable as a proportion of new lending at 24% (2005 - 24%), a

Lending (continued)

reduction from the first half at 27%, as we adjusted our risk appetite. 76% (2005 - 76%) of new customers continued to have a proven mortgage payment track record. Consistent with this trend, the average Loan to Value ratio ("LTV") of new lending in 2006 has remained the same as in 2005 at 78%. New lending at or below 90% LTV improved to 78% (2005 - 70%) of completions. The average indexed LTV of our mortgage book is now 60% (31 December 2005 - 58%) which continues to provide strong cover in the event of default. In line with house price increases, our exposure to large loans has increased with 5.1% of new loans by value over £500,000 (2005 - 3.4%). The credit risk on this lending remained excellent with such loans attracting an average LTV of only 73%. New lending continued to be geographically spread across the UK in line with the demographics of the population.

As announced at the Interim Results, we will very soon be launching mortgage products for the near prime, sub prime and self certified markets on behalf of Lehman Brothers. We will not take any credit risk nor will we administer the loans post completion, but will earn fee income for their origination. By offering such products we will complement our existing product portfolio and gain access to mortgage intermediaries with whom we currently have no relationship, thereby expanding our distribution network.

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2006			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
Closing balances	3,408	2,381	5,789

The growth in standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has stabilised as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending have increased broadly in line with the growth of "together" mortgage lending with the unsecured element remaining around 13% of combined "together" advances.

Commercial

Competition in the commercial secured lending market remained strong throughout 2006, with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio remained constrained as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £423 million (2005 - £408 million) with net lending of £40 million (2005 - £5 million).
Included within advances secured on residential property are £1.0 billion (2005 - £0.8 billion) of loans secured on commercial Buy to Let portfolios, which are managed within our commercial lending operation.

Arrears and Possessions

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below. Comparison with the half year position is provided to demonstrate the continued strong credit performance of our loans.

	Residential	Together Secured	Standalone Unsecured	Together Unsecured	CML Residential Average
31 December 2006	0.42%	0.84%	1.09%	0.85%	n/a
30 June 2006	0.45%	0.95%	1.08%	0.97%	0.96%
31 December 2005	0.39%	0.84%	0.98%	0.84%	0.97%

Note: CML Residential Average arrears shown at 30 June 2006 and 31 December 2005. Data at 31 December 2006 not yet available.
Source: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.42% remained well below half the CML residential average of 0.96% at 30 June 2006 (31 December 2005 - 0.97%) and below the equivalent figure of 0.45% at the half year. The "together" secured three months plus arrears have improved during the second half to be 0.84% at the year end from 0.95% at the half year (31 December 2005 - 0.84%) and remain below the CML average for residential lending. Residential Buy to Let arrears on the same basis were 0.53% (31 December 2005 - 0.39%) compared with the CML residential buy to let average at 30 June 2006 of 0.73%, confirming the quality of this portfolio.

At 31 December 2006, properties in possession held were 662, representing 0.09% of all accounts compared with 628 (0.09%) at the half year and 576 (0.09%) at the end of 2005. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, due to our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. At 31 December 2006, three months plus arrears were 1.09%, reflecting our strong credit arrears management and tightening of our application score cut offs. This should reduce our exposure to risk of loss from over indebted customers and customers with a propensity to resort to IVA orders and personal bankruptcy. Together unsecured arrears have improved along with "together" secured arrears to 0.85% from 0.97% at the half year.

At 31 December 2006, only 7 of our total commercial loans (0.31% of accounts) with balances outstanding of £20.5 million were three months or more in arrears compared with 10 accounts (0.42%) with outstanding balances of £5.8 million at 31 December 2005.

Funding

Northern Rock has four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. In recognition of our broad and innovative access to a cost effective and diverse capital markets investor base, Northern Rock was awarded the prestigious International Financing Review's 2006 Financial Institution Group Borrower of the Year award.

Funding (continued)

Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds
2006				
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830

Note: Net flow represents net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

Retail

Retail funding comprised a net inflow of funds of £2.5 billion, including interest credited of £577 million. This builds on the successful funding in 2005, again demonstrating the strength and diversity of our retail franchise.

Funding during the year was largely into our Silver Savings accounts, which are available on-line, via post and through our branch network, Fixed Rate bonds and our Irish based accounts. Balances in our Ireland operation rose to £1,520 million (31 December 2005 - £1,026 million), with £2,094 million (31 December 2005 - £1,940 million) in our Guernsey based off-shore subsidiary. We will be launching our new retail funding operation in Denmark next month, supplementing our diverse retail franchise.

Non-Retail

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. Following substantial inflows from securitisation during the first half, we repaid net £2.3 billion, mainly short term funds. In the second half we raised a net £5.2 billion, leading to a full year net funding of £2.9 billion.

During the year, we raised £3.2 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe, Asia and Australia. This included two transactions sold to domestic US investors totalling US$3.5 billion. In January 2007, we have raised a further US$2.0 billion under our US MTN programme.

Key developments during 2006 included the establishment of an Australian debt programme, raising A$1.2 billion from our inaugural issue. This transaction was the largest debut deal in that market for a single A rated financial institution targeted at both domestic Australian investors and the Far East.

In August 2006, our long term credit rating with Standard & Poor's was increased one notch to A+, supported by our £400 million preference share issue and a second Whinstone transaction (see below). Our current credit ratings are set out in the following table:

	Standard & Poor's	Moody's	FitchIBCA
Short term	A1	P-1	F1
Long term	A+	A1	A+

Funding (continued)

Securitisation

Funding through securitisation has remained an important part of Northern Rock's funding strategy. During 2006, four residential mortgage-backed issues were completed raising £17.8 billion gross (£10.5 billion net) through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. The Granite issuances continue to price at lower spreads than earlier deals and significantly below maturing older deals.

In 2007 to date, we have completed a £6.1 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2006, securitised notes amounted to £40.2 billion (31 December 2005 - £31.2 billion), representing 43% (31 December 2005 - 40%) of our total funding portfolios. This proportion is expected to stay broadly stable going forward.

Covered Bonds

In 2006 we increased the size of our covered bond programme established in 2004 to €20 billion and raised €4 billion (£2.7 billion) from two benchmark issues. Covered bonds continue to provide further diversification of our investor base while at the same time lengthening the maturity profile of our funding. We have issued covered bonds in a range of maturities from 5 to 15 years with a current weighted average maturity of 7.1 years. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

Assets

At 31 December 2006, total assets on a statutory and an underlying basis (excluding fair value adjustments) exceeded £100 billion for the first time. Total assets on a statutory and underlying basis are set out in the following table:

£ millions	31 December 2006	31 December 2005
Statutory	101,011	82,709
Underlying	100,468	81,057

On an underlying basis, total assets were 23.9% higher than at the previous year end and on a statutory basis have increased by 22.1%.

Total Income and Margins

The tables below show net interest income and total income on a statutory and underlying basis (see notes 4 and 5). The underlying basis excludes volatile hedge ineffectiveness as management considers that our hedging is economically effective and that movements in fair value on individual hedges and underlying instruments will offset over time and do not form part of operational performance.

Total Income and Margins (continued)

£ millions	Statutory 2006	Underlying 2006	Statutory 2005	Underlying 2005
Net interest income	849.1	823.0	752.3	706.8
Other income	152.8	152.8	129.0	129.0
Hedge ineffectiveness	14.9		(56.4)	
Total income	**1,016.8**	**975.8**	**824.9**	**835.8**

On a statutory basis, total income in 2006 amounted to £1,016.8 million, representing an increase of 23.3% over statutory total income in 2005. On this basis the ratio of total income to mean total assets at 1.11% compares with the 2005 ratio of 1.12%. Total income as a proportion of mean risk weighted assets at 3.56% compares with the 2005 ratio of 3.34%.

On an underlying basis total income in 2006 amounted to £975.8 million, representing an increase of 16.8% over underlying total income in 2005. On this basis, the ratio of total income to underlying mean total assets at 1.08% compares with the 2005 ratio of 1.15%. Total income as a proportion of mean risk weighted assets at 3.42% compares with the 2005 ratio of 3.41%.

Statutory interest margin at 0.96% and statutory interest spread 0.80% compares with the 2005 ratios of 1.03% and 0.87% respectively.

On an underlying basis net interest margin was 0.93% and net interest spread 0.77%, compared with 0.97% and 0.81% in 2005. The majority of this reduction was seen in the first half of 2006 when margin and spread were 0.89% and 0.75%. During 2006, 3 month Libor was on average 21bps higher than Bank Base Rate with the gap 14bps in the first half increasing to 28 bps in the second half, which together with the additional costs in 2006 of the Whinstone transactions resulted in a negative drag on net interest income. These negative effects were partially offset by the benefit of funding received from the issue of preference shares in 2006 (with no offsetting interest expense) and gains realised on available for sale assets. Excluding these effects, retail spreads on our core business remained relatively stable during 2006.

Other income primarily comprises commissions and administration fees. Commissions are generated on sales of third party products such as building and contents and payment protection insurance. Administration fees are those fees not included within interest margin. Other income also includes a charge in respect of a provision of £15 million which was absorbed by the additional gains realised on available for sale assets in total income. This provision has been made in relation to compensation in respect of Mortgage Exit Administration Fees charged over and above original contractual amounts. These fees are currently subject to an industry wide review by the FSA.

Operating Expenses

Total operating expenses amounted to £277.5 million, representing an increase of 11.3% (2005 - £249.4 million). This increase is below the minimum of the target range for cost growth of one half to two thirds of underlying asset growth (ie 12.0% given the increase in underlying assets of 23.9% over the year) and well below the rise in underlying total income of 16.8%. This resulted in a Cost to Asset ratio of 0.31% (2005 - 0.34%) and an underlying Cost to Income ratio of 28.4% (2005 - 29.8%).

We expect to see continued improvements in cost ratios in 2007 whilst maintaining our investment particularly in premises, to provide capacity and in systems to drive further efficiency gains in our operations.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant from 2006 profits amounts to £31.4 million (2005 - £24.7 million), resulting in approximately £175 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

The 2006 charge for loan loss impairment amounted to £81.2 million (2005 - £56.6 million) representing 0.10% of mean advances to customers (2005 - 0.09%). As anticipated at the time of the interim results the second half charge of £36.7 million remained below the first half charge of £44.5 million.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%
2005				
Impairment provision £m	32.5	4.7	87.1	124.3
% share of closing balances	0.05%	0.31%	1.48%	0.18%

The combination of high quality lending, low interest rates, low arrears and low average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios, as well as the quality of the loan books. As a result, total loan loss impairment provision balances for these portfolios were £92.4 million (31 December 2005 - £87.1 million) with total cover of 1.25% (31 December 2005 - 1.48%).

Taxation

The effective tax rate in 2006 was 29.3% (2005 - 29.3%). We continue to anticipate, with a corporation tax rate of 30% that the ongoing effective tax rate will trend towards 30.0% in the next few years.

Profits and EPS

Details of Profit Before Tax, Profit Attributable to Shareholders and Earnings per Share on statutory and underlying bases are set out in the following table:

	Statutory 2006	Underlying 2006	Statutory 2005	Underlying 2005
PBT £m	626.7	587.7	494.2	504.6
Attributable profit £m	394.5	367.0	300.7	308.1
EPS p/share	94.6	88.1	72.5	74.3

Profits and EPS (continued)

The reconciliation between statutory and underlying results is set out in note 2 (page 24).

Statutory 2006 Profit Before Tax of £626.7 million represents an increase of 26.8% over 2005 statutory Profit Before Tax, with statutory Attributable Profit rising by 31.2% to £394.5 million.

Underlying 2006 Profit Before Tax of £587.7 million represents an increase of 16.5% over 2005 underlying Profit Before Tax, with underlying Attributable Profit rising by 19.1% to £367.0 million.

Return on Equity for 2006 was 23.5% on a statutory basis and 21.9% on an underlying basis compared with 19.3% and 20.8% on an equivalent basis in 2005.

Whinstone Transactions

In November 2005, Northern Rock completed its first Whinstone transaction amounting to £423 million. This transferred around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. In June 2006, a second transaction was completed amounting to £169 million relating to the 2005 and the first 2006 Granite residential mortgage securitisations. At 31 December 2006, the balance outstanding on the Whinstone transactions included within securitised notes amounted to £551 million.

The transactions reduce the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolio.

The additional interest cost of the Whinstone transactions will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by these transactions.

Dividends

For 2006 the total dividend per share is proposed at 36.2p per share representing an increase of 20.3% compared with the total dividend of 30.1p per share for 2005. This growth of 20.3% compares with an increase of 19.1% in underlying attributable profits. The proposed final dividend is 25.3p per share payable on 25 May 2007 to shareholders on the register on 27 April 2007.

As the anticipated benefits of Basle II start to become realised our dividend policy will be reviewed with the expectation that dividend growth will exceed underlying profit growth, increasing returns to shareholders.

Capital

At 31 December 2006, total capital amounted to £3,588 million resulting in a total capital ratio of 11.6%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,610 million and the Tier 1 ratio 8.5%. The equivalent ratios at 31 December 2005 were 12.3% and 7.7% respectively.

Tier 1 capital and total capital were enhanced by the issue on 29 June 2006 of £400 million (£397 million net of issue costs) of perpetual non-cumulative callable preference shares. Dividends on these shares are discretionary and subject to Board approval will be first paid on 4 July 2007 and then

Capital (continued)

annually thereafter at a rate of 6.8509%. The issue supports the future growth of lending as well as improving the mix of our capital base.

We continue to work with the FSA in relation to the adoption of our Basle II systems and are planning for the roll out of our approaches for each of our main credit portfolios during the first half of 2007, following completion of the approval process with the FSA. This will result in adoption of Basle II ahead of the majority of the banking sector. As a low risk lender we continue to anticipate significant reductions in risk weighted assets under Basle II. The regulatory capital savings that will derive from these reductions will be partly offset by Pillar II requirements. We are currently finalising our capital plans which are to be subject to FSA review early in the second quarter. We continue to expect Basle II to result in a reduction in our regulatory capital requirement compared with Basle I.

Outlook

We expect UK gross residential lending in 2007 to be a little higher than 2006 at around £360 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low compared with the long term UK average. The independence of the Bank of England continues to be a key economic factor. Mortgage volumes will also be supported by continued demand for buy to let lending and by customers reorganising their finances away from more expensive unsecured debt.

Our focus on customer retention, with planned improvements to retaining home moving customers means that our volume targets can be achieved without significant increases in our share of gross mortgage lending from new customers.

We have been a top three lender by flow of business over the last few years; over the medium term we also aim to be a top three mortgage lender by share of stock.

Credit quality remains key to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Where necessary we have tightened our credit risk appetite and improved our assessment of customer affordability which, together with continued focus on arrears management, should result in future credit loss charges moving in line with our growth in lending.

We re-confirm our strategic asset and underlying Attributable Profit to Shareholders' growth target of 20% + / - 5% with both moving towards the middle of the range. We have increased our strategic Return on Equity target range to 20% - 25% and have started to reflect the likely Basle II outcome by increasing dividend growth ahead of underlying profit growth.

THIS PAGE LEFT INTENTIONALLY BLANK

NORTHERN ROCK GROUP ANNUAL RESULTS

FINANCIAL HIGHLIGHTS

	Underlying		Statutory	
Key Performance Figures	**2006**	**2005**	**2006**	**2005**
	£m	**£m**	**£m**	**£m**
Gross lending	32,989	26,879	32,989	26,879
Net lending	16,621	14,555	16,621	14,555
Net retail funding	2,527	2,809	2,527	2,809
Securitisation issues	17,764	13,464	17,764	13,464
Covered bond issues	2,733	2,378	2,733	2,378
Net non-retail funding	2,876	2,317	2,876	2,317
Key Ratios – Balance Sheet	**%**	**%**	**%**	**%**
Balance sheet growth	23.9	24.9	22.1	27.5
Risk weighted assets growth	17.2	15.5	17.2	14.2
Total capital ratio	11.6	12.3	11.6	12.3
Tier 1 ratio	8.5	7.7	8.5	7.7
Key Ratios – Income and Expense	**%**	**%**	**%**	**%**
Total income : mean risk weighted assets	3.42	3.41	3.56	3.34
Interest margin	0.93	0.97	0.96	1.03
Cost to income ratio	28.4	29.8	27.3	30.2
Cost to mean asset ratio	0.31	0.34	0.30	0.34
Impairment charge as % of mean advances to customers	0.10	0.09	0.10	0.09
Impairment charge as % of mean risk weighted loans and advances to customers	0.34	0.28	0.34	0.28
Pre tax profit growth	16.5	14.3	26.8	13.5
Effective tax rate	29.3	29.3	29.3	29.3
Post tax profit growth	16.5	13.7	26.8	12.9
Attributable profit growth	19.1	13.6	31.2	(2.8)
Post tax return on mean equity	21.9	20.8	23.5	19.3
Post tax return on mean risk weighted assets	1.28	1.26	1.38	1.22
Shareholder Information				
Earnings per share (pence)	88.1	74.3	94.6	72.5
Growth in earnings per share (%)	18.6	13.1	30.5	(3.2)
Dividend per share – relating to year (pence)	36.2	30.1	36.2	30.1
Growth in dividend per share (%)	20.3	13.6	20.3	13.6

Notes

1. Balance sheet growth in 2006 represents the growth in balance sheet assets between 31 December 2005 and 31 December 2006.

2. Post tax returns are calculated by reference to profit attributable to equity shareholders.

3. Underlying performance excludes the effects of fair value volatility and hedge ineffectiveness to present a more appropriate view of the ongoing underlying performance of the Group.

4. A reconciliation of statutory and underlying profits is shown in note 2 (page 24).

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	2006 (Unaudited) £m	2005 (Audited) £m
Interest and similar income		4,972.3	4,056.7
Interest expense and similar charges		(4,123.2)	(3,304.4)
Net interest income	5	849.1	752.3
Fee and commission income		193.2	157.0
Fee and commission expense		(42.9)	(28.9)
Other operating income		2.5	0.9
		152.8	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	3	14.9	(56.4)
Total income	4	1,016.8	824.9
Administrative expenses		(247.2)	(226.1)
Depreciation and amortisation		(30.3)	(23.3)
Covenant to The Northern Rock Foundation		(31.4)	(24.7)
Operating expenses	6	(308.9)	(274.1)
Impairment losses on loans and advances	8	(81.2)	(56.6)
Profit before taxation		626.7	494.2
Income tax expense		(183.7)	(144.9)
Profit for the year		443.0	349.3
Attributable to:			
Appropriations		48.5	48.6
Profit attributable to equity shareholders		394.5	300.7
Total		443.0	349.3
Earnings per share	11		
Basic earnings per share		94.6p	72.5p
Diluted earnings per share		93.8p	72.0p

Details of dividends are set out in note 10.

STATUTORY CONSOLIDATED BALANCE SHEET

	Note	2006 (Unaudited) £m	2005 (Audited) £m
Assets			
Cash and balances with central banks		956.0	69.2
Derivative financial instruments		871.3	1,449.8
Loans and advances to banks		5,621.3	5,073.8
Loans and advances to customers	13	86,685.1	70,076.1
Fair value adjustments of portfolio hedging		(323.4)	163.8
Investment securities		6,630.4	5,377.1
Intangible assets		90.4	78.2
Property, plant and equipment		197.1	180.6
Deferred income tax asset		59.5	57.5
Other assets		37.6	52.9
Prepayments and accrued income		185.3	129.5
Total assets		101,010.6	82,708.5
Liabilities			
Deposits by banks		2,136.2	1,536.8
Customer accounts	15	26,867.6	23,672.6
Derivative financial instruments		2,392.5	846.1
Debt securities in issue			
Securitised notes		40,225.7	31,156.4
Covered bonds	14	6,201.8	3,830.4
Other		17,866.8	17,147.8
Other liabilities		122.6	93.8
Current taxation liabilities		73.6	43.3
Accruals and deferred income		919.7	706.3
Retirement benefit obligations		21.7	54.4
Subordinated liabilities		762.4	785.3
Tier one notes		209.4	223.9
		97,800.0	80,097.1
Equity			
Shareholders' funds			
Called up share capital			
Ordinary		123.9	123.9
Preference	17	0.1	-
Share premium account			
Ordinary		6.8	6.8
Preference	17	396.4	-
Capital redemption reserve		7.3	7.3
Other reserves		(1.3)	11.1
Retained earnings		1,641.6	1,426.5
Total equity attributable to equity shareholders		2,174.8	1,575.6
Non shareholders' funds			
Reserve capital instruments		299.3	299.3
Subordinated notes		736.5	736.5
Total non shareholders' funds		1,035.8	1,035.8
Total equity		3,210.6	2,611.4
Total equity and liabilities		101,010.6	82,708.5

NORTHERN ROCK GROUP ANNUAL RESULTS

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	2006 (Unaudited) £m	2005 (Audited) £m
Net cash inflow from operating activities		
Profit before taxation	626.7	494.2
Adjusted for:		
Depreciation and amortisation	30.3	23.3
Impairment losses on loans and advances to customers	81.2	56.6
Other non cash movements	185.0	(303.9)
	923.2	270.2
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	(22.6)	(2.0)
Loans and advances	(17,005.0)	(14,540.4)
Derivative financial instruments	578.5	(1,449.8)
Changes in other assets	(40.5)	571.3
	(16,489.6)	(15,420.9)
Changes in operating liabilities		
Net increase in debt securities in issue	12,455.5	13,270.4
Deposits from other banks	599.4	335.2
Due to customers	3,195.2	3,286.7
Derivative financial instruments	1,546.4	846.1
Other liabilities	28.8	(36.0)
Accruals and deferred income	213.4	49.7
Income taxes paid	(114.2)	(109.8)
	17,924.5	17,642.3
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	(59.0)	(38.5)
Purchase of securities	(3,605.1)	(6,465.0)
Proceeds from sale and redemption of securities	2,157.7	6,108.4
	(1,506.4)	(395.1)
Cashflows from financing activities		
Issue of preference shares	396.5	-
Equity dividends paid	(132.3)	(113.8)
Appropriations (including tax of £20.8 million, 2005 - £20.8 million)	(69.3)	(69.4)
	194.9	(183.2)
Net increase in cash and cash equivalents	1,046.6	1,913.3
Opening cash and cash equivalents	5,271.1	3,357.8
Closing cash and cash equivalents	6,317.7	5,271.1

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2006									
Net movement in available for sale reserve		-	-	-	(38.1)	-	(38.1)	-	(38.1)
Actuarial gains and losses		-	-	-	-	(16.5)	(16.5)	-	(16.5)
Tax effects of the above		-	-	-	10.8	4.9	15.7	-	15.7
Total of items recognised directly in equity		-	-	-	**(27.3)**	**(11.6)**	**(38.9)**	-	**(38.9)**
Profit for the year		-	-	-	-	394.5	394.5	48.5	443.0
Total recognised income and expense for the year		-	-	-	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Note – reconciliation of movements in equity									
Total – as above		-	-	-	(27.3)	382.9	355.6	48.5	404.1
Issue of preference shares		0.1	396.4	-	-	-	396.5	-	396.5
Dividends	10	-	-	-	-	(132.3)	(132.3)	-	(132.3)
Appropriations		-	-	-	-	-	-	(48.5)	(48.5)
Movement in own shares	16	-	-	-	-	(20.6)	(20.6)	-	(20.6)
Reclassification of other reserves		-	-	-	14.9	(14.9)	-	-	-
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5	1,575.6	1,035.8	2,611.4
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(1.3)**	**1,641.6**	**2,174.8**	**1,035.8**	**3,210.6**

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Year ended 31 December 2005									
Net movement in available for sale reserve		-	-	-	(2.2)	-	(2.2)	-	(2.2)
Net change in cash flow hedges		-	-	-	(12.5)	-	(12.5)	-	(12.5)
Actuarial gains and losses		-	-	-	(18.5)	-	(18.5)	-	(18.5)
Tax effects of the above		-	-	-	10.5	-	10.5	-	10.5
Total of items recognised directly in equity		-	-	-	**(22.7)**	-	**(22.7)**	-	**(22.7)**
Profit for the year		-	-	-	-	300.7	300.7	48.6	349.3
Total recognised income and expense for the year		-	-	-	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments		-	-	-	35.8	(179.7)	(143.9)	-	(143.9)
Total		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Note – reconciliation of movements in equity									
Total – as above		-	-	-	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications		-	-	-	-	-	-	1,035.8	1,035.8
Dividends	10	-	-	-	-	(113.8)	(113.8)	-	(113.8)
Appropriations		-	-	-	-	-	-	(48.6)	(48.6)
Movement in own shares	16	-	-	-	-	17.7	17.7	-	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	-	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

NOTES TO THE RESULTS

1. Basis of Preparation

The 2006 Preliminary Results have been prepared in accordance with EU Endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and the Companies Act 1985 applicable to companies reporting under IFRS. The Preliminary Results have been prepared under the historical cost convention, as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

2. Underlying Results

Underlying results are reconciled to the statutory results in the following tables.

	Year ended 31 December 2006		
	Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	626.7	443.0	394.5
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	(41.0)	(41.0)	(41.0)
Impact of covenant to The Northern Rock Foundation	2.0	2.0	2.0
Associated taxation	-	11.5	11.5
Underlying results	587.7	415.5	367.0

	Year ended 31 December 2005		
	Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	494.2	349.3	300.7
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	10.9	10.9	10.9
Impact of covenant to The Northern Rock Foundation	(0.5)	(0.5)	(0.5)
Associated taxation	-	(3.0)	(3.0)
Underlying results	504.6	356.7	308.1

Underlying results include the interest related fair value movements on forward exchange contracts and all periodic interest settlements on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained, gains and losses on non-hedging derivatives and translation gains and losses on underlying instruments in economic hedging relationships.

NOTES TO THE RESULTS (CONTINUED)

3. Net Hedge Ineffectiveness and Other Unrealised Fair Value Gains and Losses

	2006 £m	2005 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	(2,811.8)	1,675.6
Translation gains and losses on underlying instruments	2,812.6	(1,693.7)
	0.8	(18.1)
Net hedge ineffectiveness excluding interest flows on fair value hedges	14.1	(38.3)
Net hedge ineffectiveness and other unrealised fair value gains and losses	14.9	(56.4)
Interest implicit in forward exchange contracts (note 5)	26.1	45.5
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses	41.0	(10.9)

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges on certain foreign currency assets and liabilities, wholesale funding recorded at amortised cost, instruments included within non shareholders' funds, forward currency contracts and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated.

The fair value movements of future cashflows excluding interest cashflows and accruals on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The interest cashflows and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest cashflows and accruals on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

For the purposes of discussing underlying results, the interest differential on forward exchange contracts has been reallocated to interest expense (note 5) to match the interest paid on certain retail and wholesale liabilities which are economically managed using such derivatives.

NOTES TO THE RESULTS (CONTINUED)

4. Total Income

	2006 £m	2005 £m
Reported total income	1,016.8	824.9
Adjustment:		
Underlying net hedge ineffectiveness and other unrealised fair value gains and losses (note 3)	(41.0)	10.9
Underlying total income	975.8	835.8
Mean total assets	91,859.6	73,794.7
Mean total assets (underlying)	90,762.2	72,883.6
Mean risk weighted assets	28,561.2	24,663.4
Mean risk weighted assets (underlying)	28,561.2	24,530.3
Underlying total income : mean total assets (underlying)	1.08%	1.15%
Underlying total income : mean risk weighted assets (underlying)	3.42%	3.41%
Total income : mean total assets	1.11%	1.12%
Total income : mean risk weighted assets	3.56%	3.34%

Underlying total income includes the interest related fair value movements on forward exchange contracts and excludes the hedge accounting ineffectiveness on derivatives where fair value hedge accounting has been obtained, together with gains and losses on non-hedging derivatives excluding interest flows to the extent that these are not offset by translation gains and losses on underlying instruments in economic hedging relationships.

Underlying total assets exclude the effect of fair value adjustments. Underlying mean total assets and underlying mean risk weighted assets in 2005 are calculated by reference to proforma 31 December 2004 assets which take into account the impact of IFRS introduced with effect from 1 January 2005.

5. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

NOTES TO THE RESULTS (CONTINUED)

5. Net Interest Income (continued)

	2006 £m	2005 £m
Interest income		
Secured advances	3,980.9	3,220.2
Other lending	416.4	337.0
Investment securities and deposits	575.0	499.5
Underlying interest income	4,972.3	4,056.7
Interest expense		
Retail customer accounts	960.7	841.7
Other deposits and loans	3,099.7	2,398.7
Subordinated liabilities	53.4	53.7
Other	(4.0)	(3.7)
Tier one notes	13.4	14.0
Interest expense as reported	4,123.2	3,304.4
Interest implicit in forward foreign exchange contracts (note 3)	26.1	45.5
Underlying interest expense	4,149.3	3,349.9
Net interest income as reported	849.1	752.3
Underlying net interest income	823.0	706.8
Average interest earning assets excluding fair value adjustments	88,787.6	72,730.0
Average interest bearing liabilities excluding fair value adjustments	85,957.0	70,250.7
Underlying interest margin	0.93%	0.97%
Underlying interest spread	0.77%	0.81%
Interest margin as reported	0.96%	1.03%
Interest spread as reported	0.80%	0.87%

NOTES TO THE RESULTS (CONTINUED)

5. Net Interest Income (continued)

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract.

The full fair value of foreign exchange contracts, including both the interest and currency elements, is included in "Net hedge ineffectiveness and other unrealised fair value gains and losses" in the reported statutory results (note 3).

Included within interest income is an adjustment of £3.3 million (2005: £3.3 million) with respect to the unwind of the discount included in the impairment allowance.

6. Operating Expenses

Operating expenses, excluding the covenant to The Northern Rock Foundation, are as follows:

	2006 £m	2005 £m
Staff costs	162.0	144.5
Other expenses	85.2	81.6
Depreciation and amortisation	30.3	23.3
Total operating expenses	277.5	249.4

The average number of persons employed by the Group was as follows:

	2006	2005
Full time	4,811	4,569
Part time	1,125	1,210

7. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2005	312.8	(238.2)	154.3
Amounts charged / paid	637.2	(212.3)	132.4
Released in the year	(531.6)	158.5	(95.3)
Balance at 31 December 2005	418.4	(292.0)	191.4
Amounts charged / paid	740.9	(226.3)	158.6
Released in the year	(739.2)	169.4	(116.0)
Balance at 31 December 2006	420.1	(348.9)	234.0

NOTES TO THE RESULTS (CONTINUED)

8. Impairment Losses on Loans and Advances

	2006 £m	2005 £m
Impairment charge		
Secured on residential property	6.4	7.0
Secured commercial	2.2	(7.1)
Unsecured	72.6	56.7
Total impairment charge	81.2	56.6
% of mean advances to customers	0.10%	0.09%

	2006 £m	2005 £m
Impairment allowance		
Secured on residential property	26.2	32.5
Secured commercial	7.4	4.7
Unsecured	92.4	87.1
Total impairment allowance	126.0	124.3
% of year end advances to customers	0.15%	0.18%

9. Residential Mortgage Arrears

	2006		2005	
	Cases	**%**	**Cases**	**%**
3 – 6 months	2,433	0.33	2,035	0.31
Over 6 – 12 months	629	0.09	540	0.08
Over 12 months	34	-	16	-
Total	3,096	0.42	2,591	0.39

NOTES TO THE RESULTS (CONTINUED)

10. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2006 pence per share	2005 pence per share
2004 final dividend	-	18.0
2005 interim dividend	-	9.4
2005 final dividend	20.7	-
2006 interim dividend	10.9	-
	31.6	27.4

The proposed final dividend in respect of 2006 amounts to 25.3 pence per share (£104.8 million). These Annual Results do not reflect this dividend payable.

	2006 £m	2005 £m
2004 final dividend	-	74.7
2005 interim dividend	-	39.2
2005 final dividend	86.6	-
2006 interim dividend	45.7	-
Less paid to ESOP trusts	-	(0.1)
	132.3	113.8

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (see note 2) are as follows:

	2006	2005
Weighted average number of Ordinary shares in issue	416.8m	414.6m
Basic EPS	94.6p	72.5p
Underlying EPS	88.1p	74.3p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of Ordinary shares in issue	420.7m	417.9m
Diluted EPS	93.8p	72.0p
Underlying diluted EPS	87.2p	73.7p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.9 million (2005: 3.3 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

NOTES TO THE RESULTS (CONTINUED)

11. Earnings per Share (continued)

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

	2006 %	2005 %
Type of lending		
Fixed rate (long term – over 2 years)	23	29
Fixed rate (short term – up to and including 2 years)	33	25
Discount	5	8
Cashback	-	1
Together	31	29
Lifetime	1	1
Buy to Let	7	7
Type of customer		
First time buyer	24	24
Next time buyer	44	39
Remortgage	32	37
Geographic spread		
North	14	15
Scotland / Northern Ireland	10	10
Midlands	26	25
South	50	50

NOTES TO THE RESULTS (CONTINUED)

13. Loans and Advances to Customers

	2006 £m	2005 £m
Advances secured on residential property not subject to securitisation	30,094.1	23,900.7
Advances secured on residential property subject to securitisation	47,197.6	38,356.3
Advances secured on residential property	77,291.7	62,257.0
Commercial secured advances not subject to securitisation	1,025.4	743.5
Commercial secured advances subject to securitisation	534.5	779.8
Total other secured advances	1,559.9	1,523.3
Unsecured loans not subject to securitisation	7,277.0	5,788.6
Unsecured investment loans	556.5	507.2
	86,685.1	70,076.1

14. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £7,283.1 million (2005: £4,686.1 million) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £6,201.8 million (2005: £3,830.4 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

15. Analysis of Customer Accounts

	2006 £m	2005 £m
Branch accounts	5,572.8	5,114.7
Postal accounts	10,201.2	8,714.3
Internet accounts	2,224.9	2,047.9
Offshore accounts	3,613.7	2,965.4
Telephone accounts	527.5	698.6
Legal & General branded accounts	490.9	563.5
Total retail balances	22,631.0	20,104.4
Other customer accounts	4,236.6	3,568.2
	26,867.6	23,672.6

NOTES TO THE RESULTS (CONTINUED)

16. Own Shares

The (charge)/credit to retained earnings in respect of movements on own shares for the year is as follows:

	2006 £m	2005 £m
Employee share schemes - value of employee services	13.9	10.8
Cash received on exercise of employee options and for other employee share plans	6.6	16.3
Tax impact of share based payments	4.2	0.8
Purchase of shares	(45.3)	(10.2)
	(20.6)	17.7

17. Capital Structure

	2006 £m	2005 £m
Tier 1		
Called up share capital		
Ordinary	123.9	123.9
Preference	0.1	-
Share premium account		
Ordinary	6.8	6.8
Preference	396.4	-
Capital redemption reserve	7.3	7.3
Retained earnings	1,641.6	1,426.5
Pension scheme	15.2	23.1
Reserve capital instruments	299.3	299.3
Tier one notes	209.4	223.9
Goodwill and intangible assets	(90.4)	(78.2)
Total Tier 1 capital	2,609.6	2,032.6
Upper Tier 2		
Perpetual subordinated debt	736.5	736.5
Collectively assessed impairment allowances	116.8	119.0
Total Upper Tier 2 capital	853.3	855.5
Lower Tier 2		
Term subordinated debt	762.4	785.3
Total Tier 2 capital	1,615.7	1,640.8
Deductions	(637.6)	(449.8)
Total capital	3,587.7	3,223.6
Risk weighted assets	30,826.5	26,295.9
Tier 1 ratio	8.5%	7.7%
Total capital	11.6%	12.3%

NOTES TO THE RESULTS (CONTINUED)

17. Capital Structure (continued)

On 29 June 2006, Northern Rock plc issued 400,000 perpetual non-cumulative callable preference shares of 25p each at a premium of £999.75 per share. Proceeds of £400 million were received less £3.5 million relating to issue costs. Dividends on these shares are discretionary and subject to Board approval, will first be paid on 4 July 2007 and annually thereafter at a rate of 6.8509%.

Northern Rock has a call option after ten years, and annually thereafter, which it can only exercise with the consent of the Financial Services Authority.

18. Final Dividend

The relevant dates for the 2006 final dividend are as follows:

Ex dividend date	25 April 2007
Record date	27 April 2007
Payment date	25 May 2007

19. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2005 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 25 January 2007. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 24 January 2007.

A presentation of the results will be given by directors on the morning of the results announcement. A live web cast of the presentation will be available on the Northern Rock website on 24 January 2007 from 9.30am. A recording of this web cast will subsequently be available on the Northern Rock website from 3.00 pm on 24 January 2007.

Contacts

City Contacts

Bob Bennett
Finance Director
0191 279 4346

Dave Jones
Finance Director (Designate)
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4981

John Watson
Operational Director
0191 279 5295

Ron Stout
Assistant Director - PR
0191 279 4921

Don Hunter
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

END